SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO

                                      FORM

                                     N-8B-2

                               File No. 811-08945


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                 March 28, 2000


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940





             THE PINNACLE FAMILY OF TRUSTS, INTERNET TRUST SERIES I
                             (AND SUBSEQUENT SERIES)
                      and any other future trusts for which
                McLaughlin, Piven, Vogel Securities, Inc. and/or
                  ING Funds Distributor, Inc. act as Depositors

                    -----------------------------------------
                               Name of Registrant

                               1475 Dunwoody Drive
                        West Chester, Pennsylvania 19380
                    -----------------------------------------

                   Address and Principal Office of Registrant



 X    Not the issuer of periodic payment plan certificates.
---
      Issuer of periodic payment plan certificates.
---

Amended items 1, 2, 6, 7, 23, 25, 27, 28, 29 and 59.

933874.1

I.       ORGANIZATION AND GENERAL INFORMATION

              1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                    The Pinnacle Family of Trusts, Internet Trust Series I (and Subsequent Series) and any other future trusts for which McLaughlin, Piven, Vogel Securities, Inc. and/or ING Funds Distributor, Inc. act as sponsors.

                    The Trust has no Internal Revenue Service Employer Identification Number.

              (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

             The Pinnacle Family of Trusts, Internet Trust Series I
                             (and Subsequent Series)

              2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


McLaughlin, Piven, Vogel                          ING Funds Distributor, Inc.
Securities, Inc.                                  1475 Dunwoody Drive
30 Wall Street                                    West Chester, Pennsylvania
New York, New York 10005                          19380
Internal Revenue Service Employer                 Internal Revenue Service
Identification Number 13-2887111                  Employer Identification
                                                  Number:  42-1418588

              6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                   The form of Trust Indenture and Agreement among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Depositors, ING Mutual Funds Management Co. LLC, as Portfolio Supervisor and The Chase Manhattan Bank, as Trustee, to be employed by the Trust will be filed as Exhibit
                   99.1.1.1 to the Registration Statement on Form S-6 of the Trust.


933874.1
                                        1

                   The Indenture will be dated the initial date of deposit of the securities in The Pinnacle Family of Trusts, Internet Trust Series I and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

                   Substantially identical but separate Reference Trust Agreements will be executed for each Series of Trusts between the Depositors, the Portfolio Supervisor and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

              (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                   See Item 6(a) above.

              7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                   McLaughlin, Piven, Vogel Family of Trusts to The Pinnacle Family of Trusts, December 9, 1999.

              23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                   ING Funds Distributor, Inc. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond in the amount of $2,000,000, under a Financial Institution Bond Form 14.

                   McLaughlin, Piven, Vogel Securities, Inc. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond in the amount of $1,000,000.


933874.1
                                        2

II.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
     -----------------------------------------------------------

         Organization and Operations of Depositor
         ----------------------------------------

              25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                   McLaughlin, Piven, Vogel Securities, Inc. is a Corporation organized in 1977 under the laws of the State of New York.

                   ING Funds Distributor, Inc. is a Corporation organized in 1994 under the laws of the State of Iowa.

              27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                   See "Trust Administration - Sponsors" in Exhibit 2. Each of the Depositors is engaged in the underwriting and securities brokerage business and is a member of the National Association of Securities Dealers, Inc.

                   ING Funds Distributor, Inc., formerly known as Equitable of Iowa Securities Network, Inc., is also the wholesaler of 17 mutual funds and 1 money market through affiliated and non-affiliated broker/dealers as well as through broker/dealers of selected banks.


                  Officials and Affiliated Persons of Depositor
                  ---------------------------------------------

              28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.


933874.1
                                        3

                   With respect to McLaughlin, Piven, Vogel Securities, Inc. reference is made to Exhibit E.I hereto.

                   With respect to ING Funds Distributor, Inc. reference is made to Exhibit F.I. hereto.

              (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                   With respect to McLaughlin, Piven, Vogel Securities, Inc., each of the officers and directors has been, during the past five years, engaged by McLaughlin, Piven, Vogel Securities, Inc., in the full time management and day-to-day operations of the Depositor.

                   With respect to ING Funds Distributor, Inc. reference is made to Exhibit F.II. hereto.


                    Companies Owning Securities of Depositor.
                    ----------------------------------------

              29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                   With respect to McLaughlin, Piven, Vogel Securities, Inc. the response is none.

                   With respect to ING Funds Distributor, Inc. reference is made to Exhibit F.III. hereto.


III.  FINANCIAL AND STATISTICAL INFORMATION
      -------------------------------------

              59.  Financial Statements filed herewith:

              (c)(1)  Balance Sheet of each of the Depositors for
                  their last fiscal year.

                   With respect to McLaughlin, Piven, Vogel Securities, Inc. incorporated by reference to Form X-17A-5 Part III filed on November 24, 1997 (SEC File Number 8-21586).

                   With respect to ING Funds Distributor, Inc. reference is made to Form X-17A-5 Part III included as Exhibit G hereto.


933874.1
                                        4

              (c)(2) Profit and Loss Statement and Statement of Surplus for each of the Depositors for their last fiscal year.

                   With respect to McLaughlin, Piven, Vogel Securities, Inc. incorporated by reference to Form X-17A-5 Part III filed on November 24, 1997 (SEC File Number 8-21586).

                   With respect to ING Funds Distributor, Inc. reference is made to Form X-17A-5 Part III included as Exhibit G hereto.


933874.1
                                        5

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 28th day of March, 2000.

                                        THE PINNACLE FAMILY OF TRUSTS,
                                        INTERNET TRUST SERIES I
                                        (and SUBSEQUENT SERIES)

                                        By: MCLAUGHLIN, PIVEN, VOGEL
                                            SECURITIES, INC.

                                            By: /s/ ALLAN M. VOGEL
                                                ------------------
                                                Name:   Allan M. Vogel
                                                Title:  President, Chief
                                                        Financial Officer,
                                                        Secretary and Director




Attest:   /s/ IRA A. COHEN
          ----------------
          Name: Ira A. Cohen
          Title: Compliance Director


                                        ING FUNDS DISTRIBUTOR, INC.

                                            By: /s/ PETER J. DEMARCO
                                                --------------------
                                                Name:  Peter J. DeMarco
                                                Title: Senior Vice President



Attest:   /s/ DONALD E. BROSTROM
          ----------------
          Name:  Donald E. Brostrom
          Title: Chief Financial Officer
                 & Treasurer

933874.1
                                        6

                                  IV. EXHIBITS
                                      --------

No.      Description
---      -----------

1. Form of Trust Indenture and Agreement (filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust and incorporated herein by reference).

2. Form of Prospectus for the Trust (filed with Registration Statement on Form S-6 of the Trust and incorporated herein by reference).

3. Certificate of Incorporation of McLaughlin, Piven, Vogel Securities, Inc. dated March 8, 1977 and, as amended on January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982, December 20, 1983 and September 25,
         1989 (filed as Exhibit 99.1.3.7 to the Registration Statement No. 333-60915 on Form S-6 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

4.       Bylaws of McLaughlin, Piven, Vogel Securities, Inc. (filed as Exhibit
         99.1.3.8 to the Registration Statement No. 333- 60915 on Form S-6 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

5. Articles of Incorporation and Articles of Amendment of ING Funds Distributor, Inc. (filed as Exhibit 99.1.3.5 to the Form S-6 Registration Statement of the Trust and incorporated herein by reference).

6. Bylaws of ING Funds Distributor, Inc. (filed as Exhibit 99. 1.3.6 to the Form S-6 Registration Statement of the Trust and incorporated herein by reference).


933874.1

                                   EXHIBIT E.I
                                   -----------

                           Ownership of Securities of
                    McLaughlin, Piven, Vogel Securities, Inc.
                    -----------------------------------------


                                                           Securities Owned of              Securities Owned
Name and Principal         Securities Owned of                Record but not                Beneficially but
Business Address         Record and Beneficially               Beneficially                  Not of Record
------------------       -----------------------           -------------------              ----------------

James J. McLaughlin        533.785 shares (52.31%)                 0                               0
30 Wall Street
New York, NY  10005

James C. McLaughlin        375 shares (36.75%)                     0                               0
30 Wall Street
New York, NY  10005

Mark G. McLaughlin         61.215 shares (6.00%)                   0                               0
30 Wall Street
New York, NY  10005

Allan M. Vogel             30 shares (2.94%)                       0                               0
30 Wall Street
New York, NY  10005

James M. Kennedy           10.153 shares (1.00%)                   0                               0
30 Wall Street
New York, NY  10005

Edward T. Brienza          5.051 Shares (0.50%)                    0                               0
30 Wall Street
New York, NY  10005

David Dawkins              5.051 shares (0.50%)                    0                               0
30 Wall Street
New York, NY  10005








933874.1
                                                           -i-

                              EXHIBIT E.I (Contd.)
                              -----------
                      Ownership of Securities of the Trust
                      ------------------------------------
                                      None

                      Other Companies of which each Person
                 Named Above is an Officer, Director or Partner
                 ----------------------------------------------


      Name                   Name and Address               Business of Company                   Nature of
                                of Company                                                       Affiliation
                                                                                                 with Company

James C. McLaughlin        McLaughlin, Piven,              Credit card services             Shareholder, Officer &
                           Vogel of Nevada Inc.                                             Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

                           Media Production                Marketing                        Shareholder, Officer &
                           Services of Nevada Inc.                                          Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

James J. McLaughlin        McLaughlin, Piven,              Credit card services             Shareholder, Officer &
                           Vogel of Nevada Inc.                                             Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

                           Media Production                Marketing                        Shareholder, Officer &
                           Services of Nevada Inc.                                          Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

Allan M. Vogel             McLaughlin, Piven,              Credit card services             Shareholder, Officer &
                           Vogel of Nevada Inc.                                             Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

                           Media Production                Marketing                        Shareholder, Officer &
                           Services of Nevada Inc.                                          Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502




933874.1
                                      -ii-

                                    EXHIBIT F

                                                            As of March 28, 2000


I. Information as to each officer, director or partner of ING Funds Distributor, Inc., and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of ING Funds Distributor, Inc.


Name                                Title/Position                            Business Address
----                                --------------                            ----------------
John J. Pileggi                     Director and Chief Executive Officer      1475 Dunwoody Drive
                                                                              West Chester, PA  19380

Donald E. Brostrom                  Director, Chief Financial Officer         1475 Dunwoody Drive
                                    and Treasurer                             West Chester, PA  19380

Mitchell J. Mellen                  Director and President                    1475 Dunwoody Drive
                                                                              West Chester, PA  19380

Eric M. Rubin                       Director and Senior Vice President        4802 East Ray Road, Suite 22-228
                                                                              Phoenix, AZ  85044

Peter J. DeMarco                    Senior Vice President                     600 Fifth Avenue
                                                                              New York, NY  10022

Rachelle I. Rehner                  Secretary                                 1475 Dunwoody Drive
                                                                              West Chester, PA  19380

Gary Taiariol                       Assistant Treasurer                       1475 Dunwoody Drive
                                                                              West Chester, PA  19380

As of the date hereof, none of the referenced persons own 5% or more of ING Funds Distributor, Inc.

As of the date hereof, none of the referenced persons own any Units of the Trust.

II. The business experience during the last five years of each officer and director of ING Funds Distributor, Inc.

John Pileggi - Chief Executive Officer and Director of ING Funds Distributor, Inc. since 1999. Mr. Pileggi has also served as President and Chief Executive Officer for ING Mutual Funds Management Co. LLC since 1998, as President, Chairman of the Board and Trustee for ING Funds Trust, as Chief Executive Officer for ING Fund Services Co. LLC and as President, Chief Executive Officer and Trustee for ING Variable Insurance Trust. Mr. Pileggi has been a Director of Furman Selz LLC since 1994 and is also a Trustee for the First Choice Funds, Intrust Funds and Performance Funds, ING Canadian Funds, ING Global Brand Names Funds and ING American Fund.



933874.1
                                      -iii-

Donald Brostrom - Chief Financial Officer, Treasurer and Director of ING Funds Distributor, Inc. since April, 1999. Mr. Brostrom has also served as Executive Vice President and Chief Operating Officer for ING Mutual Funds Management Co. LLC since 1998, as Treasurer for ING Funds Trust, as Chief Financial Officer for ING Fund Services Co. LLC since October, 1998 and as Treasurer for ING Variable Insurance Trust. Mr. Brostrom was a Managing Director of Furman Selz LLC from 1984 to September, 1998.

Mitch Mellen - President and Director of ING Funds Distributor, Inc. since July, 1999. Mr. Mellen was formerly the National Sales Manager for New York Life Mainstay Funds from October, 1995 to July, 1998 and an investment broker with Piper Jaffrey from May, 1993 to June, 1995.

Eric Rubin - Director of ING Funds Distributor, Inc. since April, 1999 and Senior Vice President since January, 2000. Formerly Vice President of Sales of First Data Investor Services Group from January, 1997 to June, 1998 and Managing Director of Furman Selz, LLC from July, 1995 to January, 1997. Mr. Rubin has also served as Vice President and Managing Director of Banc One Investment Advisors from October, 1993 to July, 1995.

Peter DeMarco - Senior Vice President of ING Funds Distributor, Inc. since October, 1999. Mr. DeMarco was an Executive Vice President for Reich & Tang Asset Management LP from October, 1995 to October, 1999 and a Managing Director of Bear, Stearns & Co. Inc. from 1981 to October, 1995.

Rachelle Rehner - Secretary of ING Funds Distributor, Inc. since 1999. Ms. Rehner has also served as Fund Legal Manager for ING Mutual Funds Management Co. LLC since 1998. Ms. Rehner was a senior legal assistant for Kramer, Levin, Naftalis & Frankel from 1995 to 1998 and a compliance administrator for BISYS from 1994 to 1995.

Gary Taiariol - Assistant Treasurer of ING Funds Distributor, Inc. since April, 1999. Mr. Taiariol has also served as Treasurer for ING Mutual Funds Management Co. LLC and ING Fund Services Co. LLC since December, 1998. Mr. Taiariol was an Accounting Manager for Novacare, Inc. from January, 1995, to December, 1998 and a Senior Accountant for Christian Dior Perfumes from June, 1992 to January, 1995.




933874.1
                                      -iv-

III. Each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of ING Funds Distributor, Inc.


Equitable of Iowa Companies, Inc.        100% direct ownership of the
909 Locust Street                        Principal Underwriter
Des Moines, Iowa  50309

ING America Insurance Holdings, Inc.     100% direct ownership of
5780 Powers Ferry Road N.W.              Equitable of Iowa Companies,
Atlanta, Georgia  30327                  Inc.

ING Insurance International B.V.         100% direct ownership of ING
                                         America Insurance Holdings,
                                         Inc.

ING Verzekeringen, N.V.                  100% direct ownership of ING
                                         Insurance International B.V.

ING Groep N.V.                           100% direct ownership of ING
Strawinskylaan 2631                      Verzekeringen, N.V.
1077 ZZ
Amsterdam
The Netherlands



933874.1
                                       -v-

                                     RIDER G


                                    EXHIBIT G
                                    ---------

                           ING Funds Distributor, Inc.

                        Statements of Financial Condition


                                                                                 December 31
Assets                                                                       1999           1998
                                                                     ----------------------------------
Cash                                                                 $       88,071     $  $30,000
Short-terms investments                                                     755,000             --
Management fee receivable                                                   440,821             --
Due from affiliate (including $3,002,709 in 1999
    under tax allocation agreement)                                       3,352,513             --
Deferred sales costs                                                        485,536             --
Prepaid expenses                                                            219,805             --
                                                                     ----------------------------------
Total assets                                                         $    5,341,746     $   30,000
                                                                     ==================================

Liability and stockholder's equity
Liability-- accounts payable and other accrued
    expenses                                                         $      686,196            --
Stockholder's equity:
    Common stock, without par value (stated value
       $1.00 per share) -- authorized
       50,000 shares,
       issued and outstanding 1,000 shares                                    1,000     $   1,000
    Additional paid-in capital                                            9,329,000        29,000
    Retained earnings (deficit)                                          (4,674,450)           --
                                                                     -----------------------------------
Total stockholder's equity                                                4,655,550        30,000
                                                                     -----------------------------------
Total liability and stockholder's equity                             $    5,341,746     $  30,000
                                                                     ===================================

See accompanying notes.



933874.1
                                        i

                           ING Funds Distributor, Inc.

                            Statements of Operations


                                                                             Year ended December 31
                                                                             1999              1998
                                                                     ---------------------------------
Income:
    Commissions                                                      $        581,928               --
    Distribution fees                                                         475,307               --
    Shareholder servicing fees                                              1,427,792               --
    Interest                                                                   31,626               --
    Other                                                                       1,100               --
    Expense reimbursement from Equitable Life
       Insurance Company of Iowa                                                   --     $      8,545
                                                                     ---------------------------------
                                                                            2,517,753            8,545
Expenses:
    Commissions and promotional payments                                    4,138,008               --
    Salaries and benefits                                                   3,609,755               --
    Travel and entertainment                                                1,519,342               --
    Conferences                                                               705,796               --
    Professional fees                                                          43,867            6,300
    Other                                                                     178,144            2,245
                                                                     ---------------------------------
                                                                           10,194,912            8,545
                                                                     ---------------------------------
Loss before income taxes                                                   (7,677,159)              --

Income tax benefit                                                         (3,002,709)              --
                                                                     ---------------------------------
Net loss                                                             $     (4,674,450)    $         --
                                                                     =================================

See accompanying notes.



933874.1
                                       ii

                           ING Funds Distributor, Inc.

                  Statements of Changes in Stockholder's Equity


                                                                    Additional          Retained           Total
                                                   Common             Paid-In           Earnings       Stockholder's
                                                    Stock             Capital           (Deficit)          Equity
                                              -------------------------------------------------------------------------
Balance at January 1, 1998                               $1,000            $24,000                 --           $25,000
    Contribution of capital                                  --              5,000                 --             5,000
                                              -------------------------------------------------------------------------
Balance at December 31, 1998                              1,000             29,000                 --            30,000
    Contribution of capital                                  --          9,300,000                 --         9,300,000
    Net loss                                                 --                 --        $(4,674,450)       (4,674,450)
                                              -------------------------------------------------------------------------
Balance at December 31, 1998                             $1,000         $9,329,000        $(4,674,450)       $4,655,550
                                              =========================================================================

See accompanying notes.



933874.1
                                       iii


                           ING Funds Distributor, Inc.

                            Statements of Cash Flows


                                                                             Year ended December 31
                                                                             1999               1998
                                                                     -------------------------------------
Operating activities
Net loss                                                             $      (4,674,450)                 --
Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Changes in operating assets and liabilities:
       Management fee receivable                                              (440,821)                 --
       Due from affiliate                                                   (3,352,513)             $1,550
       Deferred sales costs                                                   (485,536)                 --
       Prepaid expenses                                                       (219,805)                 --
       Accounts payable and other accrued expenses                             686,196               1,000
                                                                     -------------------------------------
Net cash provided by (used in) operating activities                         (8,486,929)                550

Financing activity
Contribution of capital by parent                                            9,300,000               5,000
                                                                     -------------------------------------
Net cash provided by financing activity                                      9,300,000               5,000

Investing activity
Purchase of short-term investments                                            (755,000)                 --
                                                                     -------------------------------------
Net cash used in investing activity                                           (755,000)                 --
                                                                     -------------------------------------
Increase in cash and cash equivalents                                           58,071               5,550

Cash at beginning of year                                                       30,000              24,450
                                                                     -------------------------------------
Cash at end of year                                                  $          88,071     $        30,000
                                                                     =====================================

See accompanying notes.



933874.1
                                       iv

                           ING Funds Distributor, Inc.

                          Notes to Financial Statements

                                December 31, 1999

1.  Significant Accounting Policies

Organization

As of October 22, 1998, Equitable of Iowa Securities Network, a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), was renamed ING Funds Distributor, Inc. (the "Company"). EIC is an indirect wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands. The Company engages primarily in the sale of shares of mutual funds of sixteen open-end investment companies (the "Funds") comprising the ING Funds Trust (the "Trust"), an affiliate. Pursuant to a distribution agreement approved annually by the Trust's Board of Trustees, the Company derives commission income from the sale of mutual fund shares, as well as distribution and shareholder servicing fees from the Funds.

Prior to October 22, 1998, the Company operated as a broker-dealer, dealing primarily in the sale of certain variable annuity contracts issued by Equitable Life Insurance Company of Iowa Separate Account A. Commissions due on the sale of certain variable annuity contracts issued by Equitable Life Insurance Company of Iowa Separate Account A were paid by Equitable Life Insurance Company of Iowa ("Equitable Life"), an affiliate, directly to third-party wholesalers. On October 28, 1998, the Company entered into a membership agreement with the National Association of Securities Dealers, Inc. and began operating as a broker-dealer dealing primarily with the distribution of mutual funds.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit are based on the changes in the asset or liability from period to period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make certain estimates and assumptions that affect the reported amounts of assets


933874.1
                                        v
and liabilities at the date of these financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

2.  Income Taxes

The results of the Company's operations are included in the consolidated tax returns of EIC. The Parent and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes.

Income tax benefit consists of the following:


                                      Year ended December 31
                                  1999                       1998
                        ---------------------------------------------------

Federal                 $              (2,627,370)    $                  --
State                                    (375,339)                       --
                        ---------------------------------------------------
                        $              (3,002,709)    $                  --
                        ===================================================

Income tax benefit differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to non-deductible meals and entertainment and state income taxes.

3.  Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 1999, the Company had defined net capital of $582,596, which was $536,850 in excess of its required net capital of $45,746. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

4.  Principal Broker-Dealer Agreement

Prior to October 22, 1998, pursuant to a Principal Broker-Dealer Agreement, the operating costs paid by the Company were reimbursed by Equitable Life in connection with services performed.





933874.1
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